SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1 TO
SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

THE CANNBIST COMPANY HOLDINGS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

197309107
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

     Rule 13d-1(b)
     Rule 13d-1(c)
X  Rule 13d-1(d)

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Nicholas Vita
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* \ (a) (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	5	SOLE VOTING POWER
NUMBER OF		18,746,025
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		18,746,025
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,746,025*
*Includes 618,950 shares of common stock held directly by the reporting person and 18,127,075 shares of common stock held by Vita Holdings LLC, a company controlled and owned by the reporting person.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* q

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.47%** **Based on 419,187,861 issued and outstanding shares of the Issuer as of November 8, 2023.
12	TYPE OF REPORTING PERSON*
IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

The Cannabist Company Holdings Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

680 Fifth Avenue, 24th Floor, New York, NY 10019

Item 2(a). Name of Person Filing:

Nicholas Vita (the “Reporting Person”)

Item 2(b).  Address of Principal Business Office or, if None, Residence:

c/o The Cannabist Company Holdings Inc.
680 Fifth Avenue, 24th Floor
New York, NY 10019

Item 2(c).  Citizenship:

United States

Item 2(d).  Title of Class of Securities:

Common Stock

Item 2(e).  CUSIP Number:

197309107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	Investment Company registered under Section 8 of the Investment Company Act;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned: 18,746,025*

*Includes 618,950 shares of common stock held directly by the Reporting Person and 18,127,075 shares of common stock held by Vita Holdings LLC, a company owned and controlled by the Reporting Person.

(b)	Percent of class: 4.47%**

**Based on 419,187,861 issued and outstanding shares of the Issuer as of November 8, 2023.

(c)	Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:  18,746,025

(ii)  Shared power to vote or to direct the vote:  0

(iii)  Sole power to dispose or to direct the disposition of:  18,746,025

(iv)  Shared power to dispose or to direct the disposition of:  0

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14 , 2024
(Date)

By: /s/ Nicholas Vita Nicholas Vita